Exhibit (c)-(3)

The original document is in Chinese. This is a translation of the original document.

Valuation Report

On

Acquisition of Homeinns Hotel Group and
Poly Victory Investments Limited

By BTG Hotels (Group) Co., Ltd.

Prepared by Huatai United Securities Co.,

Ltd. and CITIC Securities Co., Ltd.

Date: December 2015

Statement

I.	The valuators have complied with relevant laws and regulations and the principles of independence, objectivity and fairness during the valuation project. The information collected by the valuators during practice and the contents of the valuation report are objective.

II.	The subject of analysis of the report is Homeinns Hotel Group (hereinafter referred to as “Homeinns Hotel Group”) and Poly Victory Investments Limited (hereinafter referred to as “Poly Victory”). Relevant information is derived from public sources.

III.	The valuators have no existing or anticipated interest in the subject, nor existing or anticipated interest in relevant parties, nor bias against relevant parties.

IV.	Although this report is prepared contingent on the accuracy and integrity of the public information referenced in this report, the use by Huatai United Securities and CITIC Securities of any of the foregoing information shall not be interpreted as their independent confirmation or approval of the public information. The report shall not constitute any warranty of the accuracy, completeness or appropriateness of such public information.

V.	The analysis, judgment and conclusion of the valuators in the valuation report are restricted by the assumptions and restrictions contained herein. Any user of the valuation report shall fully consider the assumptions, restrictions and special considerations in this report and their impacts on the conclusions.

VI.	Unless otherwise defined herein, all the abbreviations and acronyms used herein shall have the same meaning as those defined in the Material Asset Reorganization Report on Acquisition of Assets by BTG Hotels (Group) Co., Ltd.. Furthermore, the middle rates of exchange publicized by the Monetary Policy Department of the People’s Bank of China on December 4, 2015 were used in this valuation report, i.e. USD 1 = RMB 6.3851; HKD 1 = RMB 0.82386; 1 Pound = RMB 9.6623; and 1 Euro = RMB 6.9769. Meanwhile, odd amount differences may exist between the grand total and the sum of specific figures in this report due to rounding.

Text of

Valuation Report

On Acquisition of Homeinns Hotel Group and Poly Victory

Investments Limited

By BTG Hotels (Group) Co., Ltd.

Prepared by Huatai United Securities Co., Ltd. and CITIC Securities

Co., Ltd.

To: BTG Hotels (Group) Co., Ltd

Pursuant to your engagement, Huatai United Securities Co., Ltd. and CITIC Securities Co., Ltd. have adopted a market-based valuation approach and necessary valuation procedures to analyze the fairness and reasonableness of the price of 100% equity interest of Homeinns Hotel Group and Poly Victory according to laws and regulations and the principles of independence, objectivity and fairness. The valuation results are reported as follows:

Chapter 1 Background Information

I. Transaction background and structure

In this transaction, BTG Hotels plans to acquire 100% equity interest of Homeinns Hotel Group and Poly Victory through cash and issuance of shares:

1. Material acquisition in cash: pursuant to the Merger Agreement signed among BTG Hotels, BTG Hotels (HK), BTG Hotels (Cayman) and Homeinns Hotel Group on December 6, 2015, BTG Hotels plans to acquire 65.13% equity interest of Homeinns Hotel Group in cash at a price of USD 17.90 per common share and USD 35.8 per ADS (each ADS comprises two common shares) for cash considerations to public shareholders of Homeinns Hotel Group. The aggregate cash consideration for this major acquisition amounts to USD 1.124 billion, or approximately RMB 7.178 billion.

2. Asset acquisition through issuance of shares: BTG Hotels plans to issue shares to 8 transaction counterparties, including BTG, for direct and indirect purchase of 34.87% shares of Homeinns Hotel Group, including issuance of shares to BTG to acquire the 100% equity interest of Poly Victory that BTG holds and issuance of shares to other parties to acquire 19.60% equity interest of Homeinns Hotel Group held thereby, including Ctrip Shanghai, Wise Kingdom, Neil Nanpeng Shen, Smart Master, David Jian Sun, Peace Unity and Jason Xiangxin Zong.

Poly Victory is a holding company that BTG has established for the holding of its equity interests in Homeinns Hotel Group and it does not engage in any business operation. Its main assets are 15.27% equity interest of Homeinns Hotel Group. Therefore, BTG will hold 34.87% equity interest of Homeinns Hotel Group directly and indirectly upon completion of this transaction.

Pursuant to the Agreement for Assets Purchase by Issuance of Shares signed between BTG Hotels and its transaction counterparties on December 6, 2015, the purchase price set for the asset acquisition through issuance of shares is USD 17.90 per ordinary share and USD 35.8 per ADS (each ADS representing two ordinary shares), amounting to a total consideration of USD 607 million or approximately RMB 3.873 billion, whereas the purchase price of 100% equity interest of Poly Victory is RMB 1.714 billion and the purchase price of the shares of Homeinn Hotel Group held by the other transaction counterparts is RMB 2.16 billion.

II. The Client, the valuation subjects and other users of the report

The Client is BTG Hotels; the valuation subjects include Homeinns Hotel Group and Poly Victory.

(I)	Client – BTG Hotels (Group) Co., Ltd

Chinese name	北京首旅酒店 (集团) 股份有限公司

English name	BTG Hotels (Group) Co., Ltd.

Registered address	No.51, Fuxingmennei street, Xicheng District, Beijing

Legal representative	Zhang Rungang

Board secretary	Duan Zhongpeng

Registered capital	231,400,000 Yuan

Paid-in capital	231,400,000 Yuan

Stock name	BTG Hotels

Stock code	600258.SH

Place of listing	Shanghai Stock Exchange

Registration No.	110000005200682

Tax registration No.	110102700217243

Scope of businesses	Taxi and bus service; dining service; project investment and management; tourism service; hotel operation and management; tourism product development and sale; exhibition and show organization; design, production, agency and development of advertisements of domestic and foreign clients; information counseling; technology development, technical counseling and technical service; lease of commercial facilities; property management; fitness service; chess; card; snooker; bowling; tourism reception and negotiation; sales agency of domestic routes except those to Hong Kong, Macau and Taiwan; sale of household goods, craftworks, daily commodities, apparels, shoes, cats, knitting wear, calligraphic and painting works, decorative materials, hardware, building materials and auto parts; motor vehicle public parking lot services; fine art decoration; warehousing; exhibition services; meeting services; cleaning services; home decoration services. The following items are limited to subsidiaries: bar; laundry service; sale of foods, books, magazines, Class 2 general diagnostic instruments, medical rubber products, retailing of cigarette and cigars; retailing and lease of A/V products; retailing of books, periodicals and electronic publications (approval or license must be obtained from relevant authority if required according to laws).

2. Shareholding structure

3. Financial conditions

As of September 30, 2015, BTG Hotels had a total asset of RMB 4.051 billion, a total liability of RMB 2.674 billion and a total owner’s equity of RMB 1.377 billion in book value. From January to September 2015, it achieved operating income of RMB 976 million and net profit of RMB 64 million. In 2014, it achieved annual operating income of RMB 2.791 billion and net profit of RMB 134 million. The financial and operating conditions of BTG Hotels in the last two years are as follows:

(1) Main data of consolidated balance sheet

Unit: RMB 10,000

Item	Sept. 30, 2015	Dec. 31, 2014	Dec. 31, 2013
Total current assets	47,465.72	52,791.01	62,349.69
Total non-current assets	357,673.13	170,123.30	154,824.51
Total assets	405,138.84	222,914.32	217,174.20
Total current liabilities	175,693.79	54,904.02	65,795.32
Total non-current liabilities	91,708.67	33,686.96	22,033.06
Total liabilities	267,402.46	88,590.98	87,828.38
Total equity attributable to owners of parent company	113,435.01	114,575.61	106,889.52
Total owner’s equity	137,736.39	134,323.34	129,345.82

(2) Main data of consolidated income statement

Unit: RMB 10,000

Item	Jan. to Sept. 2015	2014	2013
Operating income	97,582.42	279,062.24	296,453.08
Operating profit	9,378.20	16,901.92	17,610.77
Total profit	9,826.57	17,001.17	17,569.82
Net profit	6,448.32	13,359.21	13,660.89
Net profit attributable to owners of parent company	6,715.43	11,247.31	11,797.01

(II) Subject of valuation – Homeinns Hotel Group

1. Basic information

Chinese name	如家酒店集团

English name	Homeinns Hotel Group

Date of incorporation	May 30, 2006

Registered address	Cayman Islands

Office address	No. 124, Caobao Road, Xuhui District, Shanghai

Registered capital	1,000,000美元

Stock code	HMIN

Place of listing	Nasdaq Global Market

Scope of businesses	Hotel operation and management

2. Ownership structure

3. Financial conditions

As of September 30, 2015, Homeinns Hotel Group had a total asset of RMB 9.618 billion and a net asset of RMB 5.315 billion. From January to September 2015, Homeinns Hotel Group had a total operating income of RMB 4.994 billion and a net income of RMB 185 million. As of December 31, 2014, Homeinns Hotel Group had a total asset of RMB 9.395 billion and a net asset of RMB 5.071 billion. In 2014, Homeinns Hotel Group had a total operating income of RMB 6.683 billion and a net income of RMB 519 million. The financial and operating conditions of Homeinns Hotel Group in the last two years are as follows:

(1) Main data of consolidated balance sheet

Unit: RMB 10,000

Item	Sept.30, 2015	Dec. 31, 2014	Dec. 31, 2013
Total current assets	181,922.5	140,722.7	173,679.4
Total noncurrent assets	779,865.6	798,746.9	791,589.1
Total assets	961,788.1	939,469.6	965,268.5
Total current liabilities	282,366.8	278,521.7	183,196.2
Total noncurrent liabilities	147,952.7	153,834.0	337,320.0
Total liabilities	430,319.5	432,355.7	520,516.2
Total equity attributable to owners of parent company	530,106.4	505,503.3	443,141.1
Total owner’s equity	531,468.6	507,113.9	444,752.3

(2) Main data of consolidated income statement

Unit: RMB 10,000

Item	Jan. to Sept. 2015	2014	2013
Total operating income	499,369.2	668,274.8	635,297.1
Total operating cost and expense	436,467.7	564,617.8	544,768.0
Operating profit	33,087.4	64,064.5	52,455.9
Net profit	18,498.1	51,936.8	19,605.4
Net profit attributable to owners of common shareholders	18,008.9	51,311.5	19,622.2

(III) Object of valuation – Poly Victory

1. Basic information

Chinese name	宝利投资有限公司

English name	Poly Victory Investments Limited

Date of incorporation	January 22, 2004

Registered address	British Virgin Islands

Company No.	578682

Authorized capital	60,000 shares

Address	Start Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands

Office address	Suite 3406, 34/F, Bank of America Tower, 12 Harcourt Road, Hong Kong

2. Shareholding structure

3. Financial conditions

Unit: RMB 10,000

Item	Sept. 30, 2015	Dec. 31, 2014	Dec. 31, 2013
Total assets	94,424.3	91.094.7	82,143.3
Net assets	81,949.5	78.866.7	69.937.6

Item	Jan. to Sept. 2015	2014	2013
Operating income	-	-	-
Operating profit	2,446.9	7.260.2	458.3
Total profit	2,446.9	7.260.2	458.3
Net profit	2,446.9	7,260.2	458.3

Note: On November 14, 2015, BTG Hong Kong, former shareholder of Poly Victory, passed a resolution to subscribe to the shares with the liabilities between Poly Victory and BTG Hong Kong. On November 20, 2015, BTG Hong Kong transferred 100% equity interest of Poly Victory to BTG. In consideration thereof, all assets of Poly Victory were the 15.27% equity interest of Homeinns Hotel Group and cash as of the issuance date of the valuation report according to the information provided by the company management.

(III) Users of the report other than the client

BTG Hotels (Group) Co., Ltd is the client of this valuation project. Other than BTG Hotels, China Securities Regulatory Commission, Shanghai Stock Exchange, regulatory authority overseeing the client, Huatai United Securities and CITIC Securities may also use this valuation report. Unless otherwise specified by laws and regulations, no institution or individual shall use this report without prior approval of the valuation institutions and the client.

III. Valuation background

(I) Transaction background

1. Increased pace of privatization and return of quality overseas listed companies

With the gradual improvement of the A share market, the pace of privatization of quality overseas-listed Chinese companies has increased in 2015. Many enterprises previously chose overseas listings mainly because of fewer listing restrictions in the overseas stock market. However, today the A-share market enjoys advantages in both favorable government policies and valuation, therefore it is natural for many quality overseas listed companies to return to the Chinese stock market. In 2015, nearly 30 overseas listed enterprises declared their privatization plan.

Meanwhile, the domestic regulatory authorities have also taken active measures to facilitate the return of quality overseas-listed companies to return to the A-share market. The financial thresholds are loosened, the requirements on continuous growth cancelled, other listing conditions simplified and information disclosure requirements strengthened in the Administrative Measures for Initial Public Offering and Listing on the Growth Enterprise Market and the Interim Administrative Measures for Issue of Securities by GEM-board-listed Enterprises. Moreover, the Strategic Emerging Enterprise Board to be launched at Shanghai Stock Exchange is expected to actively support the strategic emerging industries, support the domestic LISTING of quality enterprises and further facilitate the return of quality overseas enterprises.

Generally, the domestic regulatory authorities encourage the listings of companies in fast-growing industries; domestic investors highly recognize quality overseas enterprises; and the A share market offers an enormous room for the listing, re-financing, mergers and acquisitions. This transaction occurs in such a favorable macro market environment.

2. This transaction is an important measure to implement policies of the State Council

As pointed out by Premier Li Keqiang at an Executive Meeting of the State Council on June 4, 2015, quality overseas-listed enterprises and enterprises with a special equity structure were encouraged to return to the domestic stock market. According to existing regulations, some enterprises with a special equity structure and enormous development potentials do not satisfy the listing standards so that they have to solicit listing overseas. In light of nation-wide innovation and entrepreneurship, the State Council encourages the domestic listings of enterprises with a special equity structure. It undoubtedly signals the encouragement of financing for innovative enterprises. Meanwhile, the New OTCBB which is characterized by a low threshold, fast procedure and flexible financing will also be favored by more domestic emerging enterprises.

This transaction is an important measure on the part of BTG Hotels to implement such policies of the State Council. As a quality and early overseas-listed enterprise, Homeinns Hotel Group will delist from Nasdaq Global Market and formally return to the A share market upon completion of the transaction.

3. This transaction is an important measure to implement pilot reform of state-owned enterprises

In 2010, the State Council released the Proposals on Promoting Enterprise Merger and Restructuring in which it was specifically proposed to give full rein to the role of the capital market in promoting enterprise restructuring, transforming economic development and facilitating economic restructuring. In 2013, the Guide to Promoting Listed Enterprises and Their State-owned Shareholders to Solve Horizontal Competition and Regulate Related-party Transactions (Guo Zi Fa Chan Quan [2013] No. 202) was promulgated which specifies “it is necessary to gradually incorporate the businesses with horizontal competition onto the same platform and promote industrial concentration and professionalism through asset restructuring, share exchange and business adjustment”. On September 13, 2015, the Central Committee of the CPC and the State Council released the Guide to Deepening Reforms of State-owned Enterprises which sets forth the top-level design and general deployment of the reform of state-owned enterprises were specified.

This transaction involves privatization of the Nasdaq-listed Homeinns Hotel Group by BTG Hotels and it is an market-based operation and an important measure to practice mixed ownership of state-owned enterprises. This transaction is good for diversifying the equity structure of listed company, integrating the quality hotel assets of BTG Hotels and laying a solid foundation for the preservation and appreciation of state-owned assets, optimizing resource allocation and promoting industrial restructuring.

4. This transaction fits in with the national plan to promote development of tourism

In order to satisfy the ever-increasing demands of tourism, seven ministries and commissions under the State Council, including the People’s Bank of China and the State Development and Reform Commission jointly promulgated Certain Proposals on the Financial Industry’s Funding the Accelerated Development of Tourism to strengthen and improve financial services to the tourism industry, accelerating development of tourism. Firstly, it proposes strengthening and improving financial services to the tourism industry. The financial institutions shall attach great importance thereto, reasonably allocate financial resources, innovate financial instruments to support and promote the scientific development and restructuring of the tourism industry. Meanwhile, various banks and financial institutions are requested to innovate creative credit products and models according to the features of the tourism industry, ensure the availability of convenient and fast credit services to eligible tourism enterprises and strengthen credit supports to small and mini-size tourism enterprises and countryside tourism. Secondly, it proposes diversifying the fund-raising channels for the tourism industry and support the listing and public offering of tourism enterprises with rich tourism resources, clearly-defined governance structure and comply with the national tourism development strategy and listing and public offering standards. Active supports will be provided to listed tourism enterprises to engage in capital raising in an appropriate manner or utilize the capital market for merger, acquisition and restructuring. Finally, it proposes introducing a market competition mechanism, encouraging social capital to participate in the development of the tourism industry, breaking the industrial and regional barriers, simplifying approval formalities and creating a fair competition market and environment for social capital to participate in the development of the tourism industry.

On August 9, 2014, the State Council promulgated Certain Proposals on Promoting the Reform and Development of the Tourism Industry which specified: promote the development of sightseeing, leisure and vacation tourism products in order to realize industrial restructuring and improve quality and profitability and satisfy the diversified and multilayered consumption demands of tourists; promote the development of tourism, strengthen energy saving and ecological environment protection; place greater emphasis on cultural heritage and innovation as well as sustainable development; improve the service quality of the tourism industry and realize both standardized and personalized services.

China has actively promoted economic reform, engaged in economic restructuring, encouraged citizens to increase spending and developed modern service industry in recent years. As an important constituent of modern service industry, the tourism industry is closely related to the industry in which BTG Hotels is in. Upon completion of this transaction, BTG Hotels will further strengthen its tourism service capabilities. It also fits in with the nation’s integral plan on promoting the development of tourism.

5. Increasing popularity of “Internet +” business model in the hotel industry

With the development of the Chinese economy, increased disposal income of citizens and change in consumption habit, the tourism industry of China has registered fast growth. Online tourism market has also witnessed booming development with the rise of mobile internet in recent years, hence promoting the popularization of OTA, O2O and other “Internet +” business models in the hospitality industry. The rapid development of mobile internet not only offers a new choice in the marketing channel of hotels, but also provides a new opportunity for higher profitability and satisfaction index of consumers.

Upon completion of this asset acquisition transaction through share issuance, Ctrip will become one of the important strategic investors of BTG Hotels and hence carry out all-around online and offline cooperation with BTG Hotels in the hotel service industry. This transaction occurs right in an information era with rich information load, real-time communication and accelerated market changes.

(II) Analysis of main businesses and core competitiveness of Homeinns Hotel Group

1. Main businesses

Homeinns Hotel Group is a leading economy hotel chain and medium-grade hotel management company. Pursuing the goal to “become the world’s top 3 hotel management company” and sticking to the “home” culture, it is dedicated to provide standard products and quality services to the rapidly-growing population of China, providing hygienic, comfortable and convenient accommodation services to price-sensitive travelers, satisfying consumer demands for a sound accommodation environment during business and leisure trips. It also implements an O2O creative marketing strategy that keeps integrating relevant accommodation products and services and establishes an ecosystem of hotel accommodation and traveling through platform operation.

As a leading enterprise in the accommodation industry of China, Homeinns Hotel Group has acquired various awards and accolades in China and abroad over the past few years, mainly including:

In 2012, Homeinns Hotel Group was awarded the honorary titles of “2012 Best Chinese Hotel Chain Brand” from the Chinese Hotel Association and “CCTV China Brand of the Year” from CCTV. In the same year, the Golden Pillow Assessment Committee awarded Motel, a brand of Homeinns Hotel Group, “2012 Most Welcome Economic Chain Hotel Brand of China” and awarded Yitel the honorary title of “2012 Most Welcome Medium and High-end Commercial Hotel Brand of China”.

In 2014 and 2015, the economic hotel brand “Homeinn” of Homeinns Hotel Group was rated as the No. 1 brand in the hotel industry in the BrandZ™ Brand Asset Assessment – Top 100 Most Valuable Chinese Brands List issued by WPP Group and award Brown ACSR.

In 2013, Homeinns Hotel Group was awarded “2013 Best Chinese Hotel Chain Brand” and “2013 Outstanding Model Enterprise of Informationalization" from the China Hotel Association. In the same year, the Golden Pillow Assessment Committee awarded Motel of Homeinns Hotel Group “2013 Most Welcome Economic Chain Hotel Brand of China” and awarded Yitel “2012 Medium and High-end Commercial Hotel Brand of China with the Highest Investment Value”. Moreover, Homeinns Hotel Group was awarded “2013 Creditworthy Model Enterprise of China” by CCTV and “Annual Best HR Management Award” by China Business News.

In 2014, Homeinns Hotel Group was awarded China’s 10 Most Eye-Catching Companies by Boston Consulting Group, by the Chinese Tourism Hotel Association as the 2013 Top 60 Hotel Groups in China and by the Chinese Hotel Association as the “2014 Largest-scale Chinese Hotel Group”.

In 2015, Homeinns Hotel Group and Yitel were awarded the “2015 Pilot Enterprise of Hotel Intelligentization of China” by the Chinese Hotel Association; Homeinns Hotel Group was awarded “2015 Best Chain Hotel of China”. In May 2015, Homeinns Hotel Group was awarded by the Chinese Chain Operation Association as the “2014 Top 100 Franchised Chain Groups of China”.

Homeinns Hotel Group implemented a multi-brand strategy. It operates five major brands, including Homeinn, Motel, Yunshangsiji, Yitel and Homeinn Plus, which cover economic, medium and high-grade hotels. Various brands of Homeinns Hotel Group have clear-defined consumer groups and therefore can satisfy the demands of customers of various levels. Its economy hotel chains are primarily under the name of Homeinn, Motel and Yunshangsiji and its medium and high-grade hotel chains are primarily under the name of Yitel and Homeinn Plus. Meanwhile, Homeinns Hotel Group has both leased-and-operated hotels and franchised-and-managed hotels. While leased-and-operated hotels have developed stably, Homeinns Hotel Group has strengthened its development of franchised-and-managed hotels. As of September 30, 2015, Homeinns Hotel Group had 2,787 hotels open to business, including 2,273 Homeinn hotels, 409 Motels, 30 Yunshangsiji, 56 Yitel hotels and 19 Homeinn Plus hotels and including 917 leased-and-operated hotels and 1,870 franchised-and-managed hotels.

2. Analysis of core competitiveness

(1) Homeinns Hotel Group is a leading economic chain hotel

As a leading economic chain hotel of China, Homeinns Hotel Group has continuously maintained its leadership status within its niche market after years of development. It was incorporated in 2002 and became listed on Nasdaq in October 2006. It is the first company operating in the Chinese hotel industry to ever list overseas.

In the future, Homeinns Hotel Group is expected to maintain its expansion at a certain speed. In terms of economy hotels, more franchised-and-managed Homeinn hotels will be developed and market-based acquisitions will be considered to maintain its industrial leadership. Meanwhile, Homeinns Hotel Group plans to strengthen development in the medium and high-end hotel market. For this purpose, its Yitel Hotel and Homeinn Plus Hotel will expand further in the future and are expected to become an important source of profit growth in the future.

(2) Extensively distributed and diversified hotels of Homeinns Hotel Group

As of September 2015, Homeinns Hotel Group had an industry-leading domestic chain hotel network with 2,787 hotels in operation in more than 300 cities of China.

Homeinns Hotel Group currently has five hotel brands, i.e. Homeinn, Homeinn Plus, Yitel, Motel and Yunshangsiji. Homeinn, Motel and Yunshangsiji are primarily oriented towards the budget chain hotel market; Yitel and Homeinn Plus are mainly oriented towards the medium and high-end hotel market. In the budget hotel sector, Homeinn has acquired and integrated Motel and Yunshangsiji on the basis of its Homeinn Quick Hotel brand in order to diversify its brands, expand its national network and hence realize stable expansion. Budget chain hotel has passed the high-speed growth period and it is currently at the stage of stable development. After 2008, Homeinns Hotel Group started to develop its Yitel brand as its medium to high-end brand. In 2015, Homeinns Hotel Group further launched the Homeinns Plus brand while continuing the development of Homeinn and Yitel. Hotel brand diversification, enormous hotel network and differentiated products are the unique advantages of Homeinns Hotel Group.

(3) Enormous membership system and cooperation system

As an industry-leading domestic hotel chain, Homeinns enjoys extensive reputation and recognition among consumers. It has made significant efforts to develop its membership network. As of September 2015, Homeinns Hotel Group had approximately 47 million non-contracted customers. Its preferential policies and member services will further promote the rapid increase in its number of members. Meanwhile, Homeinns Hotel Group also aggressively develops contracted customers and takes effective measures to attract more business and tourism customers by signing an agreement therewith to their satisfaction.

Meanwhile, Homeinns Hotel Group launched the “Home Union” platform in 2014 with an aim to realize industrial cooperation in the sharing of member, training and project resources, find the opportunities of partnership, provide the corresponding value-adding services, enhance brand reputation and hence increase returns.

(4) Emphasize information system development and actively embrace mobile internet

In order to adapt to market development needs and satisfy the internal management and external marketing needs, Homeinns Hotel Group has aggressively promoted the development of its informatization system. In recent years, Homeinns Hotel Group has developed the MAPS system, mobile terminal APP, corporate WeChat account and other tools or technologies independently or through cooperation with third parties. It has improved its internal management and external marketing mechanisms and continuously improved its work quality. Meanwhile, hotel reservation is enabled for guests through OTA cooperation, official website of Homeinns, cell phone APP and WeChat. Meanwhile, some hotel service items are embedded in the mobile terminal to improve the experiences of guests. Other than conventional marketing models, Homeinns Hotel Group has aggressively promoted online marketing, particularly mobile terminal marketing, and conducted all-around online and offline cooperation with other software service providers. Its well-established information system will actively facilitate the management and marketing work of its enormous hotel network.

(5) Outstanding management service and rich hotel management experiences

Pursuing the goal to “become the world’s top 3 hotel management company” and after ten-plus years of accumulation and development, Homeinns Hotel Group has established a management system that combines company-managed and regionally-managed hotels and combines franchised-and-managed hotels and leased-and-operated hotels. Since its incorporation, Homeinns Hotel Group has accumulated rich experiences in client service and valuation creation in line with its value philosophy of credibility, respect, responsibility, initiative and partnership.

Moreover, Homeinns Hotel Group established Homeinns Management University in March 2004. Embracing the teaching concept of “professionalism, pragmatism and sharing” and assimilating the domestic and overseas success experiences in hotel management education and training, this university has become the most influential enterprise-operated university and the No. 1 training brand in China’s hotel management industry. In 2012 and 2013, the University was awarded one of the top 10 enterprise-operated Chinese universities. The well-established hotel management system can help to lower costs and increase productivity of Homeinns Hotel Group.

Moreover, Homeinns Hotel Group puts significant emphasis on HR development. All new staff members have to be trained at Homeinns Management University and receive internship, on-the-job training, regional recommendation and headquarters’ approval before they become qualified. To address customer demand and continuously enhance accommodation experience, it takes many measures, including product upgrading, intensified training, emphasis on client feedbacks, mobile Internet marketing, enhanced hotel intelligentization and strengthened quality control.

(III) Impacts of this transaction on BTG Hotels

1. This transaction can better help BTG Hotels to integrate industrial resources and improve its hotel brand series

After nearly 30 years of rapid development, the hotel industry of China is currently at a stage of restructuring and innovation. Star-level hotels will have differentiated niche markets and brand will play an increasingly important role. Brand competition is a high-level competition and an essential approach to stabilizing market share.

Homeinns Hotel Group got listed on the Nasdaq Global Market of the USA in October 2006. Pursuing the goal to “become the world’s top 3 hotel management company” and sticking to the “home” culture, it is dedicated to providing hygienic, comfortable and convenient accommodation services to price-sensitive travelers. Homeinns Hotel Group currently has five hotel brands, i.e., Homeinn, Motel, Yunshangsiji, Yitel and Homeinn Plus. As of September 30, 2015, Homeinns Hotel Group had 2,787 hotels open to business, including 2,273 Homeinn hotels, 409 Motels, 30 Yunshangsiji, 56 Yitel hotels and 19 Homeinn Plus hotels and including 917 leased-and-operated hotels and 1,870 franchised-and-managed hotels.

Upon completion of this transaction, BTG Hotels will offer full-range hotel services that cover “deluxe”, “high-grade”, “medium-grade” and “budget” hotel services and the number of its active users and members will increase substantially. BTG Hotels will extend its network nationwide. This deal is another important measure taken by BTG Hotels to further integrate industrial resources following the acquisition of Nanyuan Group. The unique advantages of Homeinns Hotel Group in the niche market of budget hotel will further help to improve the brand series of BTG Hotels.

2. This transaction helps BTG Hotels to implement its “brand + capital” development strategy and enhance its market competitiveness.

In light of the general policy of “restructuring, innovative operation, strengthened management and serving China”, BTG Hotels positions itself as a development platform of a series of brands for hotel operation and management and implements a “brand + capital” development strategy. Specifically, BTG Hotels will take full advantage of its status as a listed company, utilize its capital strength to engage in merger and acquisition in the capital market, further promote the development of its hotel business and increase the income and profitability of hotel businesses. On the other hand, acquiring more quality hotels can give rein to scale effects, enhance the brand influence of BTG Hotels and help it to further expand its hotel businesses.

This transaction will facilitate the implementation of BTG’s “brand + capital” development strategy. The multi-brand advantage and market reputation of Homeinns Hotel Group can further enhance the influence of BTG Hotels, promote the development of its hotel business, continuously expand the scale of target customer groups, increase the scale of BTG Hotels and enhance its core competitiveness. Meanwhile, the return of quality overseas listed companies will inject new incentives for the development of BTG Hotels and help to further enhance its market competitiveness.

3. The synergic effects of this transaction help BTG Hotels to further improve its industrial layout

The long-term development strategy of BTG Hotels includes simultaneous development of high, medium and low-end hotel brands through merger, acquisition and independent establishment of hotel brands.

Homeinns Hotel Group has established an industry-leading chain hotel network in China and the five hotel brands are oriented towards different customer groups: Yitel is a humanistic chain hotel brand oriented towards commercial customers; Homeinn Plus is a creative chain hotel brand oriented towards commercial customers; Homeinn is a cozy and comfortable chain hotel brand oriented to commercial customers; Motel is a trendy and simple chain hotel brand oriented to commercial customers; Yunshangsiji is a locally-featured chain hotel brand oriented to commercial customers. It shows that BTG Hotels can rapidly expand its reach to various niche markets of chain hotel through the existing business lines of Homeinns Hotel Group.

This transaction helps BTG Hotels to acquire quality property assets and hotel brands and hence improve its profitability.

As of September 30, 2015, Homeinns Hotel Group had 2,787 hotels open to business, including 2,273 Homeinn hotels, 409 Motels, 30 Yunshangsiji, 56 Yitel hotels and 19 Homeinn Plus hotels and including 917 directly-affiliated hotels and 1,870 franchised hotels. Through this transaction, BTG Hotels is expected to acquire considerable quality property assets nationwide, hence substantially increasing the number and scale of its hotel facilities and diversifying its general brand system.

As of September 30, 2015, Homeinns Hotel Group had total assets of RMB 9.618 billion and a net asset of RMB 5.315 billion. In 2014, Homeinns Hotel Group had a total operating income of RMB 6.683 billion, a total profit of RMB 751 million and a net profit of RMB 510 million attributable to shareholders of Homeinns Hotel Group. Through this transaction, BTG Hotels will further increase its total assets, total income and profit and it will enjoy the quality property assets and hotel brand of Homeinns Hotel Group and increase its business scale and market share. With the realization of synergic effects of the deal, the listed company’s asset scale and profitability will grow continuously.

5. This transaction helps the long-term online and offline strategic partnership between BTG Hotels and Ctrip and it is an important approach of BTG Hotels to implement the national strategy of “Internet +”.

Prior to this transaction, BTG Hotels and its majority shareholder BTG have rich offline resources of tourism but are rarely engaged in internet and mobile internet-based tourism business models.

Upon the completion of this transaction, Ctrip will become one of the key strategic investors of BTG Hotels. As a leading comprehensive travel service provider, Ctrip has established strategic partnerships with various airlines, including AirChina, China Eastern Airlines and China Southern Airlines, various banks, including China Merchants Bank, Industrial and Commercial Bank of China and China Construction Bank, various telecommunication service providers, including China Mobile, China Unicom and China Telecom, and various other well known enterprises. Considering the significant pioneer status of Ctrip in the internet industry, this transaction can help BTG Hotels fully utilize the brand power of Ctrip and the development potentials of the domestic tourism market. This restructuring will further help BTG Hotels to practice the national strategy of “Internet +” and integrate its online and offline services on the basis of internet and mobile internet technology.

Chapter 2 Valuation Approach Specification and Basis of Selection

I. Value approach specification

(I) Purposes of valuation

BTG Hotels plans to acquire 100% equity interest of Homeinns Hotel Group and Poly Victory Investments Limited through significant cash purchase and issuance of shares. In order to fully protect the interests of small and medium-size investors and reflect relevant valuation information in a full, accurate and complete manner, Huatai United Securities and CITIC Securities have been retained by BTG Hotels to analyze the fairness and reasonableness of the pricing conditions of 100% equity interest of Homeinns Hotel Group and Poly Victory Investments Limited and to provide an analytical report to the board of directors of BTG Hotels for reference.

(II) Subject of valuation analysis

The Subject of valuation analysis is Homeinns Hotel Group and Poly Victory.

(III) Valuation type

According to the valuation purpose, the type of value to be analyzed shall be the market value of the subject.

Market value refers to the estimated value of the subject in an arm’s length transaction between a voluntary buyer and a voluntary seller on the base date of valuation when both acting in a reasonable manner and without coercion.

(IV) Base date of valuation

The base date of valuation for this project is October 31, 2015.

(V) Introduction to valuation methods and principles

Basic methods of enterprise valuation primarily include discounted cash flow approach, market-based approach and asset-based approach.

Income approach is a method in which the projected income is capitalized or discounted to determine the value of the object. Commonly used specific income approaches include share dividend discount approach and cash flow discount approach.

Market approach is an approach in which the object is compared with a comparable listed company or a comparable transaction case to determine its value. Two commonly used approaches of the market approach include comparable company approach and comparable transaction approach.

Asset-based approach is an approach in which the balance sheet of the object on the base date is taken as the base to reasonably analyze the values of various off-balance-sheet and balance-sheet assets and liabilities to further determine the value of the object.

On the one hand, as a Nasdaq-listed company, Homeinns Hotel Group can’t provide more detailed financial information and earning forecast due to regulatory considerations and confidentiality obligations and the public release of any forecast earnings may cause abnormal fluctuations of stock price and hence add to the uncertainty of this transaction. Therefore, the income approach is inapplicable for this transaction. On the other hand, as a branded hotel service and tourism group, Homeinns Hotel Group adopts a light-asset business mode. As a result, asset-based approach is not recommended.

Meanwhile, as a US-listed hotel service group, Homeinns Hotel Group already has a mature valuation system in the capital market. On the other hand, the transaction has comparable cases in the market. As such, the market approach will be adopted to analyze the fairness and reasonableness of the transaction price. Moreover, this valuation report will also analyze the fairness and reasonableness of the transaction price with reference to historical movement of the target company’s stock price. The market approach is described as follows:

1. Definition and basic principles of market approach

The market approach in enterprise value valuation is also called “relative valuation approach” in which the trading price of a recent transaction of a comparable company identical to or similar with the object is referenced and the respective features of the comparable company and the object are analyzed to determine the estimated equity value of the object. The theoretical base of the market approach is that enterprises of the same type, the same scale and the same profitability have the same (or similar) market value. The multiplier indexes adopted include P/E, P/S and EV/EBITDA.

The two commonly used market approaches include comparable company approach and comparable transaction approach.

2. Comparable company approach

Comparable company approach is a specific approach in which the operating and financial information of a comparable listed company are acquired and analyzed and the appropriate valuation multiples are calculated to determine the value of the object on the basis of a comparative analysis of the object. The valuation process is as follows:

(1)	Select the comparable company;

(2)	Analyze the basic conditions of the comparable company;

(3)	Determine the multiples parameter

(4)	Analyze the value of the subject

3. Comparable transaction approach

Comparable transaction approach is a specific approach in which the information of transaction, merger and acquisition deals cases of a comparable company are acquired and analyzed and the appropriate value ratio is calculated to determine the value of the object on the basis of a comparative analysis of the object. The valuation process is as follows:

(1)	Select the comparable transaction;

(2)	Analyze the basic conditions of the comparable company;

(3)	Determine the multiples parameter

(4) Analyze the value of the subject

(VI) Valuation assumptions

The following valuation assumptions are adopted for the analysis and estimation of the valuation report:

1. General assumptions

(1) Open market assumption: it is assumed that both the buyer and seller of the assets traded or to be traded in the market have equal status and have the opportunity and time to acquire sufficient market information so as to make a reasonable judgment of the functions, purposes and trading prices of the assets. Open market assumption is on the basis that the assets may be openly purchased and sold in the market.

(2) Continuous asset operation assumption: the valuation approach, parameters and criteria shall be determined based on the assumption that the target assets will be continuously used for the present or slightly modified purposes and in the present or slightly modified operating method, scale, frequency and environment.

(3) It is assumed that no material change to the political, economic and social environments of the country and region where the subject is located after the base date of valuation.

(4) It is assumed that there is no material change to the national macroeconomic policies, industrial policies and regional development policies after the base date of valuation.

(5) It is assumed that there is no material change to the interest rate, exchange rate, tax base, tax rate, policy-based dues and other factors related to the subject after the base date of valuation.

(6) It is assumed that the subject’s management is responsible, stable and qualified for their positions after the base date of valuation.

(7) It is assumed that no force majeure has major adverse impacts on the subject after the base date of valuation.

2. Special assumptions

(1) It is assumed that the accounting policies of the subject adopted after the base date of valuation conform to the accounting policies adopted upon compilation of this valuation report in all material aspects.

(2) It is assumed that the object maintains the same scope and business model on the basis of the same management method and standards after the base date of valuation.

(3) It is assumed that the object maintains the same standard of competitiveness for its products and services after the base date of valuation.

II. Analysis of valuation of Homeinns Hotel Group

(I) Comparable company approach

1. Selection of comparable companies

The comparable companies are selected according to the following principles: (1) companies that are publicly traded in the United States and operate hotels are selected as the comparable companies according to the scope of business and listing venue of Homeinns Hotel Group; (2) The scope of businesses of the comparable companies shall include operation of medium and low-end hotels as well as budget hotels; (3) The companies with incomplete information are excluded from the shortlist and the distortion of valuation multiples from certain companies is considered upon valuation. Finally, five listed hotels, including China Lodging Group, Limited, Choice Hotels International Inc (hereinafter referred to as Choice International), Wyndham Worldwide Corporation (hereinafter referred to as Wyndham Worldwide), Accor S.A. (hereinafter referred to as Accor) and InterContinental Hotels Group PL (hereinafter referred to as InterContinental), are chosen as the comparable companies.

2. Basic information of the comparable companies

(1) China Lodging Group, Limited

Incorporated in 2005, China Lodging Group, Limited is the first multi-brand chain hotel management group of China. It has six brands, including All Seasons Hotel, Starway Hotel, Hanting Hotels, Hiinns and others, and offers full-range accommodation services to guests nationwide, covering high-end, flat-price, business, leisure and vacation accommodation services. On March 26, 2010, Hanting Hotels Group (NASDAQ: HTHT), the predecessor of China Lodging Group, Limited, was successfully listed on NASDAQ. At the end of 2014, the company operates in 31 provinces and municipalities across China, with a dense hotel network in the Yangtze River Delta, the region around Bohai Bay, the Pearl River Delta and other developed cities in Central and West China. As of December 31, 2014, it had totally 209,955 rooms in 1,995 hotels, including 1,648 hotels in the budget hotel brand of Hanting, accounting for 83% of its total hotels. In terms of main business operations, business regions and business scale, China Lodging Group, Limited is the most comparable company of Homeinns Hotel Group.

(2) Choice International

As a NYSE-listed company (NYSE: CHH), Choice International has seven hotel brands, including Comfort, Quality, Clarion and Sleep Inn. Choice International originates from the reputable and medium-priced Quality Inn Chain Group. With the inception and development of its budget chain hotel brand Comfort Inns in 1981, Choice International entered a phase of fast development. After successive acquisition of Clarion, Rodeway Inn and Econ Lodge, Choice International conducted a revolutionary reform on Sleep Inn and MainStay Suites so that its scope of businesses was expanded in an all-around manner. As of December 31, 2014, Choice International had a total of 505,278 rooms in 6,379 hotels worldwide, including nearly 5,000 hotels of a medium and low-end and budget brand, accounting for over 70% of its total hotels.

(3) Wyndham Worldwide

Wyndham Worldwide is one of the large-scale hotel groups with the most diversified businesses in the world. It mainly engages in three sectors of businesses, i.e. hotel services, swap vacation and lease services and timeshare services. Its headquarter is located in Parsippany, New Jersey, USA and it is listed on the New York Stock Exchange (NYSE: WYN). Wyndham Worldwide currently operates 15 brands in 68 countries in six continents and has its offices in London, Hong Kong, Shanghai, Beijing and other major countries and cities, with a total of over 6,000 employees. The brands include not only high-end hotel brand Wyndham Hotels and Resorts, but also comfort hotel brands such as Ramada, Days Inn, Super 8 and Howard Johnson. It has over 2,300 Super 8 hotels worldwide that offer quality services to clients and therefore are highly favored by consumers. As of December 31, 2014, Wyndham Worldwide had a total of 660,826 rooms in 7,645 hotels in the world, including 6,992 hotels of a low and medium-end and budget brands, accounting for over 90% of its total hotels.

(4) Accor

Accor was incorporated in 1967 and it is currently listed in Paris Stock Exchange (ENXTPA: AC) and the US OTC market (OTCPK: ACRF.F). As a world-leading hotel management group, Accor has hotels located across more than 90 countries of full-range brands covering both budget and luxury hotel brands including Sofitel, Pullman, Hotel StMoritz, Novotel, Grand Mercure, Mercure and Ibis. As of December 31, 2014, it operated 482,296 rooms in 3,717 hotels around the world, including 3,343 hotels of a low and medium-end and budget brand, accounting for over 89% of its total hotels.

(5) InterContinental

Incorporated in 1777, InterContinental is a world-leading hotel management group listed on both London Stock Exchange (LSE: IHG) and New York Stock Exchange (NYSE: IHG). It has full-range brands covering both budget and luxury hotel brands and its hotels are located across more than 100 countries. There are many hotel brands of InterContinental such as InterContinental Hotels and Resorts, Holiday Inns and Holiday Resort Inns, Crown Holiday Inns, Holiday Inn Express and Indigo Hotels. As of December 31, 2014, it operated 708,061 rooms in 4,840 hotels around the world, including over 4,000 hotels of a low and medium-end and budget brand, accounting for over 80% of its total hotels.

(6) General conditions of comparable companies

The conditions of the comparable companies are as follows:

Unit: RMB 1,000,000

Stock name	Operating income for 2014	Net profit of 2014	Operating income trailing 12 months to base date of valuation	Net profit trailing 12 months to base date of valuation	Total assets as of base date of valuation	Total liabilities as of base date of valuation	Asset- liability ratio
China Lodging Group, Limited	4,964.7	307.3	5,564.5	412.7	7,214.3	3,720.9	51.6%
Choice International	4,839.9	786.6	5,327.1	792.4	4,551.3	7,109.2	156.2%
Wyndham Worldwide	33,719.7	3,377.7	34,830.7	3,524.6	61,980.2	55,473.7	89.5%
Accor	38,052.0	1,555.8	38,979.9	1,814.0	62,289.8	35,065.9	56.3%
InterContinental	11,863.5	2,496.6	11,908.2	3,320.3	20,655.8	23,816.4	115.3%

Source: Capital IQ.

3. Selection of valuation multiples

P/E multiples and EV/EBITDA multiples will be adopted on the analysis of the reasonableness of the transaction price.

P/E refers to share price/earnings per share which is also called ‘price-earnings ratio’. It links share price to earnings to reflect the market performances of an enterprise. P/E multiple reflects the value of an enterprise from the perspective of earnings per share, that is, from the perspective of its net profit. The change in the earnings per share of an enterprise normally depends on the macroeconomic conditions and the fluctuation cycle determined by the life cycle of the enterprise. Therefore, P/E valuation approach has limited scope of application, thus it is not applicable to all enterprises. It is applicable to enterprises with comparatively stable earnings and limited periodic fluctuations.

EV/EBITDA refers to enterprise value/EBITDA and it is also called ‘enterprise value multiple’. It reflects the value of an enterprise from the perspective of its profitability and for the interest of all investors.

As an budget chain hotel aims to satisfy the most fundamental accommodation needs of travelers and therefore is less vulnerable to periodic economic fluctuations and other macroeconomic factors and has relatively stable earnings, it is recommended to adopt P/E multiple and EV/EBITDA multiple for analysis of the reasonableness of the transaction price.

According to Capital IQ, the P/E and EV/EBITDA multiples of the foregoing comparable companies as of the base date of valuation are as follows:

Comparable company	P/E (TTM) on the base date of valuation [1]		EV/EBITDA (TTM) on the base date of valuation [2]
China Lodging Group, Limited	34.43	x	9.58	x
Choice International	24.39	x	16.01	x
Wyndham Worldwide	17.79	x	11.53	x
Accor	46.88	x	10.82	x
InterContinental	19.58	x	15.50	x

Data source: Capital IQ

Note 1: Base date P/E=share price on the base date / EPS for the most recent 12-month period that had been publicly available as of the base date of valuation

Note 2: Base date EV/EBITDA=enterprise value on the base date / EBITDA for the most recent 12-month period that had been publicly available as of the base date of valuation, wherein enterprise value = enterprise capitalization + minority shareholder equity + preference stock + total liabilities – cash and cash equivalent

4. Analysis results based on comparable company approach

In this transaction, the price of Homeinns Hotel Group is USD 35.80/ADS, leading to a total cash consideration of USD 1.124 billion, or approximately RMB 7.178 billion, and a consideration of USD 0.607 billion through issuance of new shares, or approximately RMB 3.873 billion, wherein the transaction price of 100% equity interest of Poly Victory is RMB 1.714 billion and the transaction price of the equity interest of Homeinns Hotel Group held by other trading counterparts is RMB 2.16 billion.

In the 12 months prior to September 30, 2015, the EPS of Homeinns Hotel Group attributable to its parent company was RMB 5.51/ADS (approximately USD0.86/ADS) and the EBITDA was RMB 1.263 billion (approximately USD0.198 billion). Moreover, as of September 30, 2015, Homeinns Hotel Group had cash and cash equivalents of RMB 1.312 billion, liabilities of RMB 0.997 billion and minority owner’s equity of RMB 13.622 million, with a corresponding EV of USD 1.679 billion. In consideration thereof, the PE multiple is 41.49x and the EV/EBITDA multiple is 8.48x for this transaction.

According to the valuation multiples of the comparable companies, the P/E multiples range between17.79x and 46.88x and the EV/EBITDA multiples range between 9.58x and 16.01x. The P/E multiple of this transaction is within the range of multiples of the comparable companies and its EV/EBITDA multiple is lower than the valuation multiples of the comparable companies.

In the 12 months prior to the base date of valuation, Homeinns Hotel Group had an operating income of RMB 6.232 billion and a net profit of RMB 265 million. In 2014, Homeinns Hotel Group had a total operating income of RMB 6.683 billion and a net income of RMB 519 million. As of September 30, 2015, Homeinns Hotel Group had a total asset of RMB 9.618 billion, a total liability of RMB 4.303 billion and an asset-liability ratio of 44.7%.

According to the level of earnings, asset-liability ratio and various other factors and in full consideration of the areas of operation and scale of main business, China Lodging Group, Limited is most comparable with Homeinns Hotel Group. In this transaction, the P/E multiple is 41.49x and EV/EBITDA multiple is 8.48x, wherein P/E multiple and EV/EBITDA multiple are approximately 20% higher and 12% lower, respectively, than those of China Lodging Group, Limited respectively.

Considering that the valuation multiples of the comparable companies are generated in the secondary market and according to the practices of acquisitions in the open market, a premium is normally required on the basis of the secondary market price for the acquisition of shares of a listed company.

In consideration thereof, we believe that the valuation of this transaction has fully taken into account the valuation of comparable companies and acquisition practices in the secondary market, and is reasonable and fair.

(II) Comparable transaction approach

1. Selection of comparable transactions

a comparable transaction is selected according to the following principles for this valuation project: (1) According to the scope and region of operation of Homeinns Hotel Group, the transactions involving budget chain hotels of China in the last five years are adopted as comparable transactions; (2) The transactions with incomplete information are excluded from the shortlist and the distortion of value ratio of some transactions is considered during valuation. Finally, the acquisition of 70% equity interest of 7 Days Group Holdings Limited by Sequoia Capital and Carlyle Capital, the acquisition of Shanxi Jinguang Kuaijie Hotel Management Company by Shanghai Jin Jiang International Hotels Development Co., Ltd. (“Jin Jiang”), the acquisition of Groupe du Louvre of France by Jin Jiang and the acquisition of approximately 81% equity interest of Keystone Lodging Holdings Limited by Jin Jiang are selected as the comparable transactions of this valuation project2. Basic conditions of comparable transactions

(1) Comparable transaction 1: acquisition of 70% shares of 7 Days Group Holdings Limited by Sequoia Capital and Carlyle Capital

On September 26, 2012, Sequoia Capital, Carlyle Capital and other funds announced the joint acquisition of approximately 69.3% of the equity interest of 7 Days Group Holdings Limited at an aggregate price of RMB 3.21 billion.

7 Days Group Holdings Limited was incorporated in 2005 and currently operates over 2,000 hotels across 300 cities in China. It has become the No. 1 brand in the budget hotel industry of China. There are three major hotel products under the 7 Days brand, including 7 Days Premium oriented for commercial and trendy high-end budget hotel products, 7 Days Sunshine oriented to urban budget hotel products and 7 Days Hotel that is highly popular among consumers for its convenient and quick services.

(2) Comparable transaction 2: acquisition of Groupe du Louvre of France by Jin Jiang

On January 15, 2015, Jin Jiang announced its proposal to establish a wholly-owned subsidiary overseas to acquire 100% equity interest of Groupe du Louvre (GDL) in cash.

GDL indirectly holds 100% shares of Louvre Hotels Group (LHG) via Star Eco. LHG was incorporated in 1976 and it is currently a highly competitive Europe-leading hotel group with more than 38 years of experience in the budget and medium-grade hotel industry. LHG has seven major brands in four series, i.e. Première Classe, Campanile, Kyriad series (Kyriad and Kyriad Prestige) and Golden Tulip Series (Tulip Inn, Golden Tulip and Royal Tulip), offering budget and high and medium-grade hotel services to satisfy the needs of different levels of customers.

(3) Comparable transaction 3: acquisition of Shanxi Jinguang Kuaijie Hotel Management Company by Jin Jiang

On September 20, 2010, Jin Jiang announced that its subsidiary Shanghai Jin Jiang International Hotel Investments Co., Ltd (hereinafter referred to as Jin Jiang Hotel Investments) had already signed an agreement with Shanxi Jinguang Investment Co., Ltd (hereinafter referred to as Jinguang Investment) on capital increase and share transfer of Jinguang Kuaijie Hotel that Jin Jiang Hotel Investments had subscribed to 40% incremental registered capital of Jinguang Kuaijie Hotel at a price of RMB 76,631,000. Meanwhile, Jin Jiang Hotel Investments also acquired 30% shares of Jinguang Kuaijie Hotel at a consideration of RMB 57,473,300. Upon completion of the transaction, Jin Jiang Hotel Investments held 70% shares of Jinguang Kuaijie Hotel. On March 16, 2012, Jin Jiang Hotel Investments further acquired 30% equity interest of Jinguang Kuajie Hotel at a price of RMB 64.92 million.

Jinguang Kuaijie Hotels was incorporated in 2006. Located in Taiyuan of Shanxi Province, it is the largest budget chain hotel in Shanxi. Enjoying a very high reputation in Shanxi and the surrounding regions, it has been honored as one of the Top 10 tourism brands of Shanxi Province and become the designated hotel of many multinational corporations and famous domestic enterprises. It has considerable advantages over its peers in terms of number of guestrooms, geographic location and facilities. Today, it has 11 chain hotels and more than 1,500 guestrooms, including the budget and comfortable first generation products and the comfortable and elegant second generation products.

(4) Comparable transaction 4: acquisition of approximately 81% shares of Keystone Lodging Holdings Limited by Jin Jiang

On September 18, 2015, Shanghai Jin Jiang International Hotels (Group) Company Limited and Keystone Lodging Holdings Limited formally signed a strategic partnership agreement and Jin Jiang, the listed subsidiary of Jin Jiang International announced its proposal to acquire approximately 81% shares of Keystone Lodging Holdings Limited at a price of approximately RMB 8.27 billion in cash.

As a leading hotel chain group of China, its core business is budget hotels, Keystone Lodging Holdings has developed high, medium and low-end brands of hotel services through the development strategy of “light asset + multi-brand + globalization”. It currently has 7 Days Hotel, 7 Days Premium and other budget hotel brands as well as Lavande, James Joyce Coffetel and other high-end hotel brands. Today, Keystone Lodging Holdings has 2,291 hotels in operation and 769 contracted hotels that haven’t yet been launched into operation, with more than 210,000 available guestrooms and more than 60,000 contracted but unavailable guestrooms in total. Its hotels are located in 300 cities at home and abroad. In particular, it enjoys comparative advantages in Guangzhou, Shenzhen, Changsha, Wuhan, Nanchang, Chengdu and other cities in South China, Central China and Southwest China.

(5) General conditions of comparable transactions

Meanwhile, relevant conditions of the objects of the comparable transactions are listed as follows according to publicly available conditions:

Unit: RMB 1,000,000

Object	Operating income in 12 months prior to transaction announcement	Net profit in 12 months prior to transaction announcement	Total assets as of transaction announcement	Total liabilities as of transaction announcement	Asset-liability ratio
7 Days Hotel	2,652.7	162.5	2,982.7	1,327.3	44.5%
Groupe du Louvre	3,322.4	110.4	9,949.8	6,304.7	63.4%
Shanxi Jinguang Kuaijie Hotel	101.9	9.8	155.8	45.4	29.1%
Keystone Lodging Holdings	3,403.7	267.0	7,920.2	4,610.2	58.2%

Data source: Capital IQ, Wind

3. Selection of valuation multiples

For the valuation and analysis of comparable transactions, P/E and EV/EBITDA multiples are adopted for the valuation analysis, as for valuation analysis of the comparable companies.

According to Capital IQ and Merger Market databases, the P/E and EV/EBITDA multiples of the foregoing comparable transactions are as follows:

Comparable transaction	P/E (TTM)		EV/EBITDA (TTM)
Comparable transaction 1	24.39	x	7.20	x
Comparable transaction 2	40.70	x	15.00	x
Comparable transaction 3	22.19	x	6.15	x
Comparable transaction 4	36.68	x	12.38	x

Data source: Capital IQ, Mergermarket

4. Analysis results based on comparable transaction approach

In this transaction, the share price of Homeinns Hotel Group is USD 35.80/ADS, leading to a total cash consideration of USD 1.124 billion, approximately RMB 7.178 billion, and a consideration of USD 0.607 billion through issuance of new shares, approximately RMB 3.873 billion, whereas the purchase price of 100% shares of Poly Victory is RMB 1.714 billion and the purchase price of the shares of Homeinns Hotel Group held by other trading counterparts is RMB 2.16 billion.

In the 12 months prior to September 30, 2015, the EPS of Homeinns Hotel Group attributable to Homeinns Hotel Group shareholders was RMB 5.51/ADS (approximately USD 0.86/ADS) and the EBITDA was RMB 1.263 billion (approximately USD 0.198 billion). Moreover, as of September 30, 2015, Homeinns Hotel Group had cash and cash equivalents of RMB 1.312 billion, liabilities of RMB 0.997 billion and minority shareholders’ equity of RMB 13.622 million, leading to EV of USD 1.679 billion. Given the above, the implied PE multiple is 41.49x and the implied EV/EBITDA multiple is 8.48x for this transaction.

According to the valuation of the comparable transactions, the P/E multiples range between 22.19x and 40.70x the EV/EBITDA multiples range between 6.14x and 15.00x. The EV/EBITDA multiple of this transaction is within the range of multiples of the comparable transactions and its P/E multiple is slightly higher than that of the comparable transactions.

In general, we believe that the price of 100% shares of Homeinns Hotel Group is reasonable and fair considering the valuation level of the comparable transactions.

Moreover, considering factors including transaction size, acquirer, transaction timing, profitability and asset-liability ratio of the target companies in comparable transactions, the transaction in which Jin Jiang acquired Keystone Lodging Holdings Limited is the most comparable one. In this transaction, the P/E and EV/EBITDA multiples are 41.49x and 8.48x respectively. The P/E multiple is only approximately 13% higher and the EV/EBITDA multiple is approximately 32% lower than that of the transaction in which Jin Jiang Holdings acquired Keystone Lodging Holdings Limited.

(III) Analysis results based on the market approach

In general, we believe that that the price of 100% shares of Homeinns Hotel Group is reasonable and fair based on the valuation analysis using comparable company approach and comparable transaction approach.

III. Analysis of valuation of Poly Victory

Poly Victory is a holding company that BTG has established for the acquisition of the shares of Homeinns Hotel Group and it does not engage in any operation. Meanwhile, BTG will hold 34.87% shares of Homeinns Hotel Group directly and indirectly upon completion of this transaction. As of September 30, 2015, all the assets of Poly Victory were 15.27% equity interest of Homeinns Hotel Group, RMB 30.424 million in cash and total liabilities of RMB 125 million, wherein the liabilities of RMB 125 million were amounts due to its former shareholder BTG Hong Kong.

On November 14, 2015, BTG Hong Kong passed a resolution to capitalize the liabilities of RMB 125 million owed by Poly Victory. On November 20, 2015, BTG Hong Kong transferred 100% equity interest of Poly Victory to BTG. Pursuant to relevant information provided by the senior management, all the assets of Poly Victory were the 15.27% shares of Homeinns Hotel Group and cash as of the issuance date of this report.

Based on the transaction price of USD 35.80/ADS of Homeinns Hotel Group, the 100% shares of Poly Victory are traded at a price of RMB 1.714 billion, i.e. the price of 15.27% shares of Homeinns Hotel Group plus all cashes on the account of Poly Victory. As such, by reference to the valuation analysis results of Homeinns Hotel Group mentioned above, we believe that the price of 100% shares of Poly Victory is reasonable and fair.

IV. Analysis of transaction price reasonableness on the basis of historical movement of Homeinns Hotel Group’s ADSs prices

The time history of the ADSs prices of Homeinns Hotel Group in the three years prior to the base date of valuation is shown as below:

Data source: Capital IQ

During the three years prior to October 31, 2015, the highest, lowest and average closing prices of ADS of Homeinns Hotel Group were USD 43.7, USD 22.07 and USD 30.61 respectively, with a volume-weighted average price of USD 31.40. The consideration amount of USD 35.8/ADS to the shareholders of Homeinns Hotel Group and used in this share purchase by share issuance is within the range of historical prices of Homeinns Hotel Group’s ADSs and is therefore reasonable.

Chapter 3 Conclusions

I. Valuation conclusions

We have analyzed the fairness and reasonableness of the transaction price of 100% shares of Homeinns Hotel Group and Poly Victory based on the principles of objectivity, independence and fairness and the necessary valuation procedure. Given that the transaction is an open-market acquisition and the limited availability of financial forecast information, the market approach is primarily adopted for the analysis of the reasonableness of the transaction price, and the historical movement of the price of Homeinns Hotel Group’s ADSs has been considered. Based on the foregoing analysis, we believe that the acquisition price of this transaction is fair and reasonable and is reflective of the fair value of the target company, the historical movements of the price of Homeinns Hotel Group’s ADSs. As such, the transaction in which BTG acquires 100% equity interest of Homeinns Hotel Group and Poly Victory is commercially viable.

II. Valuation criteria

(I) Legal basis

1. Company Law of the PRC (passed by the 6th meeting of the Standing Committee of the 12th National People’s Congress on December 28, 2013);

2. Administrative Measures on Material Asset Reorganization of Listed Companies (Ordinance No. 109, China Securities Regulatory Commission);

3. Corporate Accounting Principles – Basic Principles (Ministry of Finance Ordinance No. 33, 2006);

4. Other relevant laws, regulations and notices.

(II) Other reference criteria

1. Audited 2013 and 2014 Financial Statements of Homeinns Hotel Group issued by PricewaterhouseCoopers Zhong Tian LLP;

2. Certain financial statements of Homeinns Hotel Group for the period from January to September 2015;

3. Audited 2013 and 2014 Financial Statements of Poly Victory issued by Grant Thorton LLP;

4. Financial statements of Poly Victory for the period from January to September 2015;

5. Capital IQ database;

6. Merger Market database;

7. Wind database;

III. Special considerations

The following considerations are those identified during valuation that may impact the valuation conclusions but are beyond the professional skilss and abilities of our valuators:

1.	If the quantity and pricing standards of the assets change after the base date of valuation so that the conclusions herein are affected, these conclusions may not be used as is and must be adjusted or the valuation work must be conducted again.

2.	The valuation results are obtained with reference to the specific investment purposes of the client and the actual conditions of the object. The value of the same asset may be different for different purposes and under different market conditions. While determining the transaction price, the client and the subject shall fully consider the differences between the transaction background and the assumptions underlying this valuation project.

3.	The valuation project is expected to analyze the reasonableness and fairness of the price for the deal in which BTG Hotels makes an acquisition through cash and issue of new shares. According to the applicability of valuation approach, the actual conditions of the subject and the background and purposes of this transaction, we have adopted the market approach to analyze the fairness and reasonableness of the value of 100% equity interest of Homeinns Hotel Group and Poly Victory. As the valuation of market value in the market approach has a number of assumptions, any unexpected major changes in the future may cause risks of nonconformity between the estimated asset value and the actual asset value.

Any user of the valuation report shall pay attention to the impacts of the foregoing special considerations on the valuation conclusions and economic actions.

IV. Restrictions on the use of the report

This report shall be exclusively used for the purposes specified herein.

This report can be used only by the users specified herein.

Any copying, citation or media disclosure of the report in full or in part shall be reviewed and approved by the valuation organ unless otherwise specified in laws and regulations and mutually agreed.

This report can be formally used only upon signatures of the valuators and official seal of the valuation institutions.

The conclusions specified herein shall be effective only to the economic actions as specified herein. The conclusions shall remain valid for one year from the base date of valuation.

/s/ Wu Xiaodong

Legal or authorized representative: Wu Xiaodong

/s/ Zhan Ruinan	/s/ Li Zhaoyu

Valuators of Huatai United Securities: Zhan Ruinan	Li Zhaoyu

Huatai United Securities Co., Ltd.

Date: December 23, 2015

/s/ Zhang Jian

Legal or authorized representative: Zhang Jian

/s/ Dong XiaoAn	/s/ Tang Jun

Valuators of CITIC Securities: Dong XiaoAn	Tang Jun

CITIC Securities Co., Ltd.

Date: December 23, 2015